The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                            [LOGO GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China)

                   Asset Purchase and Connected Transaction

         Financial Advisers of China Petroleum & Chemical Corporation

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

China International Capital             Morgan Stanley Dean Witter Asia Limited
 Corporation (Hong Kong) Limited
-------------------------------------------------------------------------------
                                    SUMMARY


The 4th meeting of the second session of the Board of Directors of Sinopec Corp. was held on 28 October 2003 at which the Purchase Agreement between Sinopec Corp. and Sinopec Group Company and the issues relating to its execution and performance were reviewed and approved. Two of the Directors, Mr Chen Tonghai and Mr Liu Genyuan (the general manager and the deputy general manager of Sinopec Group Company) abstained from the examination of and voting on the Purchase Agreement.

 Sinopec Corp. and Sinopec Group Company entered into a Purchase Agreement on 28 October 2003 pursuant to which Sinopec Corp. agreed to acquire the Ethylene Assets from Sinopec Group Company at the price of RMB3,300,000,000 (approximately HK$3,113,207,500) to be satisfied by Sinopec Corp. in cash. The net asset price determined based on the valuation of the Ethylene Assets as of the Valuation Date was RMB3,301,302,600 (approximately HK$3,114,436,400). The total assets and liabilities of the Ethylene Assets as of the Valuation Date were RMB5,527,290,100 (approximately HK$5,214,424,600) and RMB2,225,987,500
(approximately HK$2,099,988,200), respectively.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
The strategic rationale for the Purchase is to enhance Sinopec Corp.'s leverage to the anticipated upturn of the petrochemical cycle and its existing petrochemical business by utilizing the Ethylene Assets' advanced technology and low cost operations. In addition, the Ethylene Assets are strategically located in Guangdong Province, the fastest-growing region in southern China and a core market of Sinopec Corp.. The Purchase will also increase the transparency of Sinopec Corp. by reducing connected transactions and competition between Sinopec Corp. and Sinopec Group Company. For further discussion, please refer to Section 6.

The independent Directors consider the Purchase to have been conducted on normal commercial terms after arm's length negotiations, the pricing to be fair and reasonable, and accordingly the Purchase to be in the interests of Sinopec Corp. and its shareholders.

As Sinopec Group Company is the controlling shareholder of Sinopec Corp., Sinopec Group Company is a connected person of Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange. The Purchase constitutes a connected transaction for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and Rule 14.25(1) of the Listing Rules of the Hong Kong Stock Exchange.

Completion of the Purchase is subject to the relevant approval from the SASA Commission and the Asset Valuation Report being accepted for filing by the SASA Commission.


Sinopec Corp. and its Board of Directors confirm the truth, accuracy and completeness of the information contained in this Announcement and collectively and individually accept fully responsibility for any fraudulent representation, misrepresentation or material omission herein.
--------------------------------------------------------------------------------


1.       Definitions


In this Announcement, unless otherwise indicated in the context, the following expressions have the meanings set out below:


"Asset Valuation Report"               the asset valuation report Zhong Lian
                                       Ping Bao Zi [2003] No. 68 in relation
                                       to the Ethylene Assets issued by China
                                       United Appraisal Co., Ltd. with the
                                       Valuation Date of 30 June 2003

"Associates"                           has the meaning ascribed to it in the
                                       Listing Rules of the Hong Kong Stock
                                       Exchange

"Board"                                the board of directors of Sinopec Corp.

"Delivery                              Date" (i) 31 December 2003 or (ii) the
                                       1st working day after all the
                                       conditions precedent set forth in the
                                       Purchase Agreement section 3.8 have
                                       been fulfilled or, to the extent
                                       permissible by applicable law, waived
                                       by Sinopec Corp. and Sinopec Group
                                       Company in writing

"Directors"                            the directors of Sinopec Corp.

"Ethylene Assets"                      Sinopec Group Company's ethylene
                                       facility with a rated capacity of
                                       380,000 tonnes and its related
                                       downstream facilities to be transferred
                                       to Sinopec Corp. (including current
                                       assets, long-term investments,
                                       buildings, machinery and equipment,
                                       construction in progress and related
                                       liabilities such as current liabilities
                                       and long term borrowings), the scope of
                                       the total assets and liabilities are
                                       set out in the Asset Valuation Report
                                       and the notes thereto

"Hong Kong Dollar"                     or "HK$" the lawful currency of Hong
                                       Kong with the convertible rate of
                                       HK$1.00 for RMB1.06; but it does not
                                       mean that HK$ can be converted into RMB
                                       at this rate, and vice versa

"Hong Kong Stock Exchange"             The Stock Exchange of Hong Kong Limited

"Independent Shareholders"             the shareholders of Sinopec Corp. other
                                       than Sinopec Group Company and its
                                       associates

"Listing Rules of Hong Kong            the Rules Governing the Listing of
 Stock Exchange                        Securities on the Hong Kong Stock
                                       Exchanges"

"Listing Rules of Shanghai Stock       the Listing Rules of the Shanghai Stock
   Exchange"                           Exchange (2001 amended version)

"Maoming Petrochemical"                Sinopec Group Maoming Petrochemical
                                       Company which is wholly-owned by
                                       Sinopec Group Company

"Purchase"                             the purchase of the Ethylene Assets
                                       upon the terms and subject to the
                                       conditions of the Purchase Agreement

"Purchase Agreement"                   the agreement relating to the purchase
                                       of the Ethylene Assets entered into
                                       between Sinopec Corp. and Sinopec Group
                                       Company on 28 October 2003

"Renminbi" or "RMB"                    the lawful currency of the People's
                                       Republic of China

"SASA Commission"                      the State Assets Supervision and
                                       Administration Commission

"Shanghai Stock Exchange"              the Shanghai Stock Exchange

"Sinopec Corp."                        China Petroleum & Chemical Corporation

"Sinopec Group"                        Sinopec Group Company and its
                                       subsidiaries (other than Sinopec Corp.)

"Sinopec Group Company"                China Petrochemical Group Company

"Valuation Date"                       30 June 2003

2.       Summary of Connected Transaction


The 4th meeting of the second session of the Board of Directors of Sinopec Corp. was held on 28 October 2003 at which the Purchase Agreement between Sinopec Corp. and Sinopec Group Company and the issues relating to its execution and performance were reviewed and approved. Two of the Directors, Mr Chen Tonghai and Mr Liu Genyuan (the general manager and the deputy general manager of Sinopec Group Company) abstained from the examination of and voting on the Purchase Agreement.


Sinopec Corp. and Sinopec Group Company entered into a Purchase Agreement on 28 October 2003 pursuant to which Sinopec Corp. has agreed to acquire the Ethylene Assets from Sinopec Group Company at the price of RMB3,300,000,000 (approximately HK$3,113,207,500) to be satisfied by Sinopec Corp. in cash. The net asset price was determined based on the valuation of the Ethylene Assets as of the Valuation Date was RMB3,301,302,600 (approximately HK$3,114,436,400). The total asset and liability of the Ethylene Assets were RMB5,527,290,100 (approximately HK$5,214,424,600) and RMB2,225,987,500
(approximately HK$2,099,988,200), respectively.


As Sinopec Group Company is the controlling shareholder of Sinopec Corp., Sinopec Group Company is a connected person of Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange. The Purchase constitutes a connected transaction for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange.


The independent Directors consider the Purchase to have been conducted on normal commercial terms after arm's length negotiations, the pricing to be fair and reasonable, and accordingly the Purchase to be in the interests of Sinopec Corp. and its shareholders.


Completion of the Purchase is subject to the relevant approval from the SASA Commission and the Asset Valuation Report being accepted for filing by the SASA Commission.

3.       Connected Party and Connected Relationship


3.1      Sinopec Group Company


(a)      Basic Information


Name:                      China Petrochemical Group Company

Registered address:        A6 Huixindong Street, Chaoyang District, Beijing, PRC

Nature:                    State-owned enterprise

Legal representative:      Mr. Chen Tonghai

Registered capital:        RMB104.9 billion (approximately HK$98.962 billion)

(b) History and development of Sinopec Group Company


Sinopec Group Company is a large-scale petrochemical enterprise conglomerate established in July 1998 in accordance with the "Reform Proposal for Organisations under the State Council" and "Reply to Certain Questions relating to the establishment of Sinopec Group Company by the State Council", both approved by the First Meeting of the No. 9 People's Congress. Sinopec Group Company is a State-owned and authorised investment enterprise. By its corporate restructuring in 2000, Sinopec Group Company injected its petrochemical business into Sinopec Corp.


(c)      Business scope of Sinopec Group Company


Sinopec Group Company is principally engaged in business of industrial investments and investment management; crude oil and natural gas exploration and development, storage, transportation (including pipelines), sale and comprehensive utilisation; crude oil refinery; wholesale sale of gasoline, kerosene, diesel; production, sale, storage and transportation of petrochemical and other chemical products; petroleum and petrochemical engineering, exploration, design, construction, construction installation; petroleum and petrochemical equipment repairing and maintenance; mechanical and electrical equipment manufacturing; research, development, application and consultancy relating to technology, information and substitute energy products; import and export of various merchandise and technologies as principle and agent (except for those restricted or prohibited by the state from import and export).


(d)      Financial information on Sinopec Group Company


The net profits and net assets of Sinopec Group Company for the year ended 31 December 2002 were RMB3.69 billion (approximately HK$3.48 billion) and RMB189.37 billion (approximately HK$178.65 billion), respectively, based on the audited financial statements prepared in accordance with PRC Accounting Rules and Regulations.


(e) Relationship between Sinopec Group Company and Sinopec Corp.


Sinopec Group Company is the controlling shareholder of Sinopec Corp. holding
47.742561 billion State-owned shares of Sinopec Corp. (representing approximately 55.06% of the issued share capital of Sinopec Corp.). As such, Sinopec Group Company is a connected person of Sinopec Corp. under the Shanghai Listing Rules and the Hong Kong Listing Rules. The Purchase constitutes a connected transaction for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and under Rule 14.25(1) of the Listing Rules of the Hong Kong Stock Exchange.


3.2      Connected Transaction Amount


The total consideration of the Purchase is RMB3,300,000,000 (approximately HK$3,113,207,500). As the total consideration for the Purchase is less than 3% of the tangible net assets of Sinopec Corp. after the Purchase as disclosed by Sinopec Corp in its latest published audited accounts, no approval for the R.14.14(2) Purchase is required from the Independent Shareholders and Sinopec Corp. will include the details of the Purchase in its next published annual report and account in accordance with Rule 14.25(1) of the Listing Rules of Hong Kong Stock Exchange.


4.       Basic information on the Ethylene Assets


4.1      A brief introduction to Ethylene Assets


The Ethylene Assets project was approved by the former State Planning Commission and the preparation for their construction began from 1991. The facilities were put into operation in 1996 with a rated annual capacity of 300,000 tonnes of ethylene and downstream products such as polyethylene and polypropylene. In April 2002, after completion and acceptance of the extended construction of the ethylene and downstream production facilities by Maoming Petrochemical, the principal production facilities of the Ethylene Assets include facilities with an annual production capacity of 380,000 tonnes of ethylene cracking, 105,000 tonnes of HPPE, 170,000 tonnes of full density polyethylene, 170,000 tonnes of polypropylene, 110,000 tonnes of styrene monomer, 50,000 tonnes of synthetic rubber, 110,000 tonnes of ethylene glycol, 44,000 tonnes of MTBE/butene, 55,000 tonnes of butadiene extraction, 165,000 tonnes of aromatic extraction as well as the ancillary facilities for packing, storage, transportation, etc.. The Ethylene Assets are located in Maoming Municipality of Guangdong Province and is currently the largest ethylene production complex in South China.


Sinopec Group Company warrants under the Purchase Agreement that it has all the legal rights to own and effectively dispose of in its entirety the Ethylene Assets. There are no charges, pledges, liens or other third party rights against the Ethylene Assets. The Ethylene Assets are not subject to any material litigation, dispute, claim or governmental penalty.

The particulars of the long term loan facilities associated with the Ethylene Assets with Maoming Petrochemical as the borrower are as follows:



      Contract No.   Contract Name        Lender        Borrower       Principal          Date of        Date of last
                                                                                          execution      payment



1.    9319792        Onlending Agreement  Construction  Maoming        J(Y)2,720,000,000  3 December     30 June 2007
                     of Maoming           Bank of       Petrochemical  US$13,606,375      1992           30 June 2007
                     Petrochemical        China
                     relating to import   Guangdong
                     of HDPE facilities   Branch
                     with export escrow
                     fund


2.    9319791        Onlending Agreement  Construction  Maoming        US$59,559,500    3 December       3 December
                     of Maoming           Bank of       Petrochemical                   1992             2006
                     Petrochemical        China
                     relating to import   Guangdong
                     of HPPE facilities   Branch
                     with Italy export
                     credit


3.    (94)YUE   JIAN Onlending Agreement  Construction  Maoming        US$25,103,434    31 May 1994      5 January 2007
      YING   WAI  HE of Maoming           Bank of       Petrochemical
      ZI No.(19)     Petrochemical        China
                     relating to the      Guangdong
                     synthetic rubber     Branch
                     project with US
                     export credit


4     (94)YUE   JIAN Onlending Agreement  Construction  Maoming        US$39,895,600    31 May 1994      15 March 2007
      YING   WAI  HE of Maoming           Bank of       Petrochemical
      ZI No.(18)     Petrochemical        China
                     relating to          Guangdong
                     equipment import     Branch
                     for torbanite-fired
                     power plant with
                     Finland export
                     credit


5.    9319791        Onlending Agreement  Construction  Maoming        US$68,000,000    3 December       5 February
                     of Maoming           Bank of       Petrochemical                   1992             2007
                     Petrochemical        China
                     relating to import   Guangdong
                     of HDPP facilities   Branch
                     with Italy export
                     credit


6.    9319792        Onlending Agreement  Construction  Maoming        US$20,123,750    10 April 1993    17 July 2006
                     of Maoming           Bank of       Petrochemical
                     Petrochemical        China
                     relating to import   Guangdong
                     of HPPE facilities   Branch
                     with US export
                     credit


7     9319791        Onlending Agreement  Construction  Maoming        US$17,000,000    10 April 1993    15 June 2006
                     of Maoming           Bank of       Petrochemical
                     Petrochemical        China
                     relating to import   Guangdong
                     of ethylene          Branch
                     facilities with
                     Italy export credit
                     Maoming
                     Petrochemical


8.     n/a           Onlending Agreement  Construction  Maoming        J(Y)6,000,000,000  20 September   19 September
                     of Maoming           Bank of China Petrochemical                     2000           2005
                     Petrochemical with   Guangdong
                     Japanese Yen         Branch
                     commercial loant


9.    2002   WAI  ZI n/a                  Construction                 J(Y)3,200,000,000  23 may 2002    23 July 2007
      0010                                Bank of
                                          China
                                          Maoming
                                          Branch

Sinopec Group Company has obtained or is obtaining written consents from the lenders in respect of the transfer of the loans (the use of which are all related to the Ethylene Assets) together with any rights and obligations under the loan agreements to Sinopec Corp.


4.2      Valuation of the Ethylene Assets


In accordance with the Asset Valuation Report Zhong Lian Ping Bao Zi [2003] No. 68 issued by China United Appraisal Co. Ltd which is qualified to engage in securities related appraisals, the book value of the Ethylene Assets was RMB5,641,469,900 (approximately HK$5,322,141,400), adjusted book value was RMB5,641,469,900 (approximately HK$5,322,141,400), assessed value was RMB5,527,290,100 (approximately HK$5,214,424,600), reduction in valuation was RMB114,179,800 (approximately HK$107,716,800), rate of reduction 2.02%; book value of the liabilities associated with the Ethylene Assets was RMB2,225,987,500 (approximately HK$2,099,988,200), adjusted book value was RMB2,225,987,500 (approximately HK$2,099,988,200), assessed value was RMB2,225,987,500 (approximately HK$2,099,988,200); book value of the net asset value of Ethylene Assets was RMB3,415,482,400 (approximately HK$3,222,153,200), adjusted book value was RMB3,415,482,400 (approximately HK$3,222,153,200), assessed value of the net asset value of Ethylene Assets was RMB3,301,302,600 (approximately HK$3,114,436,400), R.14.14(6) reduction in valuation was RMB114,179,800 (approximately HK$107,716,800), rate of reduction was 3.34%. The above valuation was prepared by applying primarily replacement cost method with the Valuation Date of 30 June 2003.


4.3      Consolidated financial results of Ethylene Assets


Based on the financial information available the unaudited proforma net profits of the Ethylene Assets for the year ended 31 December 2002 and the 6 month period ended 30 June 2003 prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS") were RMB368,060,000 (approximately HK$347,230,000) and RMB112,740,000
(approximately HK$106,360,000), respectively.


The audited consolidated assets and liabilities of Ethylene Assets as at the 30th of June 2003 prepared in accordance with the PRC Accounting Rules and Regulations and IFRS were as follows:


(a) In accordance with IFRS


                                                                              (RMB'000)                     (HK$'000)

Non-current assets                                                            5,246,936                     4,949,940

Current assets                                                                  633,034                       597,202

Current liabilities                                                             630,705                       595,005

Non-current liabilities                                                       1,741,974                     1,643,372

Minority interests                                                               91,809                        86,612

Net assets                                                                    3,415,482                     3,222,153

(b) In accordance with the PRC accounting Rules and Regulations


                                                                              (RMB'000)                     (HK$'000)

Current assets                                                                  633,034                       597,202

 Total assets                                                                 5,879,970                     5,547,142

Current liabilities                                                             630,705                       595,005

Non-current liabilities                                                       1,741,974                     1,643,372

Minority interests                                                               91,809                        86,612

Net assets                                                                    3,415,482                     3,222,153


5.       Major terms of the Connected Transaction and pricing policy


5.1      Pricing and payment


In determining the price of the Ethylene Assets, the assets valuation results (as of the Valuation Date) as well as other factors, such as the performance, prospect, cash flow, gross margin and industry cycle of the Ethylene Assets, have been used as references. The price was determined by both parties after negotiation on arms length basis. According to the Asset Valuation Report, the net asset value of the Ethylene Assets was valued at RMB3,301,302,600 (approximately HK$3,114,436,400). The price of the Ethylene Assets was agreed at RMB3,300,000,000 (approximately HK$3,113,207,500).


Pursuant to the Purchase Agreement, Sinopec Corp. shall pay to Sinopec Group Company RMB3,300,000,000 (approximately HK$3,113,207,500) in cash from Sinopec Corp.'s internal financial resources as consideration for acquiring by it from Sinopec Group Company the Ethylene Assets.


Pursuant to the Purchase Agreement, Sinopec will pay 50% of the consideration on the Delivery Date and 50% within six months following the Delivery Date.


5.2      Conditions precedent


Pursuant to the Purchase Agreement, completion of the Purchase is subject to the following conditions precedent:


(a) the mainland independent financial adviser retained by Sinopec Corp. considering that the terms of the Purchase are fair and reasonable;


(b) the independent Directors having given their consent to entering into the Purchase Agreement and the transaction contemplated thereunder, and the Board having approved the Purchase Agreement and the transaction contemplated thereunder;


(c) Sinopec Group Company having approved the Purchase Agreement and the transaction contemplated thereunder in accordance with its articles of association and the applicable laws;


(d) Written agreements having been obtained from each of the relevant lenders concerning the transfer of the obligations of Maoming Petrochemical to Sinopec Corp. under the long-term debt and loan agreements in connection with the Ethylene Assets; and


(e) relevant approvals in respect of the Purchase having been granted by the SASA Commission;


(f)      the Asset Valuation Report having been filed with the SASA
         Commission.

5.3      Profits and losses between the Valuation Date and the Delivery Date


Pursuant to the Purchase Agreement, any profits and losses incurred in connection with the Ethylene Assets during the period between the ValuationDate and the Delivery Date shall belong to or be borne by Sinopec Group Company, while any profits and losses after the Delivery Date shall belong to or be borne by Sinopec Corp..


5.4      Termination


The Purchase Agreement may be terminated by the written notice of any party if the Delivery Date does not occur before 31st December 2003 or such later date as agreed between both parties; or if one party has materially breached the Purchase Agreement before the Delivery Date and failed to rectify such breach within 30 days after the written notice given by other party; or in written agreement between Sinopec Group Company and Sinopec Corp. prior to the Delivery Date.


6. The Purposes of the Connected Transaction and its impact on the Listing
Company


At the time when Sinopec Corp. was reorganised for listing in 2000, the Ethylene Assets were not transferred to Sinopec Corp. in view of the preferential tax treatment granted by the State concerning the VAT refund relating to the Ethylene Assets. However Sinopec Group Company has granted to Sinopec Corp. an option, pursuant to which Sinopec Corp. was entitled to purchase the Ethylene Assets in due course and such option is applicable to the Ethylene Assets under the Purchase Agreement. Given that the preferential treatment relating thereof is due to expire on 31 December 2002. Sinopec Corp. considers that it is now an appropriate time to purchase the Ethylene Assets.


The Purchase may have the following impacts to Sinopec Corp.:


(1) Industry consultants are projecting an upturn in the petrochemical margin cycle with a peak expected to occur between 2005 and 2006. The Ethylene Assets would benefit from this forecasted industry recovery which would in turn enhance the profitability of Sinopec Corp.


(2) The Ethylene Assets are located in Guangdong province, one of the fastest growing provinces in the PRC. The Ethylene Assets form the only ethylene complex of large scale capacity in southern China. As a result of the Purchase, Sinopec Corp. will increase its petrochemical production capacity in southern China and its competitive advantage in this strategic market.


(3) The Ethylene Assets utilise advanced, patented American, Italian and Dutch process technologies. Many of the key output indicators compare favourably with those of Sinopec Corp.'s other ethylene complexes of large scale. As a result, the Purchase may enhance Sinopec Corp.'s overall chemical sector performance.


(4) Presently, the Ethylene Assets are to a certain extent in competition with Sinopec Corp. Further, the supply of raw materials and sale of chemical products rely on Sinopec Corp. significantly which results in substantial connected transactions. The Purchase will help to reduce competition with Sinopec Group and connected transactions of Sinopec Corp.


7.       On-going Connected Transactions


At the time of its listing, Sinopec Corp. entered into a number of framework agreements in respect of certain connected transactions with Sinopec Group Company. Upon completion of the Purchase, Sinopec Corp. will increase the volume of certain existing on-going connected transactions with Sinopec Group as follows:


(i) obtain certain products and services from Sinopec Group pursuant to the mutual supply agreement of the products, production, engineering, construction and services (including public works), entered into on 3 June 2000 and as supplemented on 26 September 2000 (collectively, the "Mutual Supply Agreements");


(ii) obtain certain auxiliary services from Sinopec Group pursuant to the Culture, Education, Hygiene and Community Services Agreement entered into on 3 June 2000 and as supplemented on 26 September 2000 (the "Community Services Agreement"); and


(iii) make certain additional contribution to the production safety insurance fund ("PSI Fund") pursuant to certain PSI Fund documents issued by the PRC government ("PSI Fund Documents").


The on-going connected transactions set out above will be conducted in accordance with the provisions of the Mutual Supply Agreements, the Community Services Agreement and the PSI Fund Documents, as the case may be. It is expected that the annual amounts of the on-going connected transactions under the Mutual Supply Agreements, the Community Services Agreement and the PSI Fund Documents for the year ending 31 December 2003 will not exceed the annual limits as stated in the waiver granted by the Hong Kong Stock Exchange on 29 June 2001.


Sinopec Corp. has submitted an application to the Hong Kong Stock Exchange to renew the waiver in respect of, among other things, the on-going connected transactions under paragraphs (i) to (iii) above for a period of 3 years commencing from 1st January 2004. Should a new waiver be granted by the Hong Kong Stock Exchange, it is expected that the annual amounts of the on-going connected transactions under the Mutual Supply Agreements, the Community Services Agreement and the PSI Fund Documents would not exceed the relevant new caps to be granted.


In addition to the foregoing on-going connected transactions, it is expected that Sinopec Corp. will lease certain properties from Sinopec Group Company for purposes of operating the Ethylene Assets. Such lease will be on normal commercial term and the total consideration for each financial year will not exceed the higher of HK$1,000,000 or 0.03 per cent. of the book value of the net tangible assets of Sinopec Corp. and would therefore be exempted from any disclosure or shareholders approval requirements as connected transaction pursuant to Rule 14.24(5) of the Listing Rules of the Hong Kong Stock Exchange.

8.       Opinions of the Independent Financial Advisor


The domestic independent financial adviser on the Purchase, Hualong Securities Ltd., is of the view that the stipulations of relevant laws and regulations and regulatory documents as well as relevant provisions of the articles of association of Sinopec Corp. were closely followed in conducting the proceedings of the Purchase. The pricing of the transaction has been determined through fair negotiations on arms length basis between the parties with reference to the assets valuation results (as of the Valuation Date) as well as other factors such as the performance, prospect, related cash flow, gross margin and industry cyclical of the Ethylene Assets, which will not damage the legal interests of the minority shareholders and independent shareholders of Sinopec Corp. and therefore is fair and reasonable to all the shareholders. The Completion of the transaction will improve the image of Sinopec Corp. in the domestic and world capital markets and reduce the industry competition between Sinopec Corp. and Sinopec Group Company and the amount of connected transactions and enhance Sinopec Corp.'s control over the core markets and core competence in the chemical section, which is beneficial to the sustained, stable and healthy development of Sinopec Corp. and in the interests of all shareholders of Sinopec Corp.


9.       Opinion of the Independent Directors


Independent Directors, Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai expressed their views on the connected transaction after reviewing the opinions of the independent financial adviser. They approved the Purchase on the basis that they consider the Purchase (including the pricing of the Purchase and the terms of the Purchase Agreement) to have been conducted on normal commercial terms after arm's length negotiations, the pricing to be fair and reasonable, and accordingly the Purchase to be in the interests of Sinopec Corp. and its shareholders.


10.      List of Documents for Inspection


The following documents will be available for inspection during normal working hours at the legal address of Sinopec Corp. from the date of this
Announcement:


(1) the Purchase Agreement entered into between Sinopec Corp. and Sinopec Group Company;


(2)      the resolution passed by the Board on 28 October 2003;


(3) the asset valuation report Zhong Lian Ping Bao Zi [2003] No. 68 in relation to the Ethylene Assets issued by China United Appraisal Co., Ltd.


(4) the financial statements prepared by Maoming Petrochemicals in accordance with the PRC accounting Rules and Regulations and the audit report prepared by KPMG Huazhen;


(5) the financial statements prepared by Maoming Petrochemicals in accordance with IFRS and audited report prepared by KPMG; and


(6) Report of independent financial adviser issued by China Hualong Securities Ltd. in relation to the Purchase and connected transactions of Sinopec Corp.


                                                          By Order of the Board
                                                                        Chen Ge
                                            Secretary to the Board of Directors
                                                       Beijing, 28 October 2003


Note: HK$ = RMB1.06. However, this exchange rate does not mean that Renminbi may be converted to Hong Kong dollars at such rate and vice versa.